Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:  John St. James
          Chief Financial Officer
          908-536-8500


                      FLORIDA PROGRAM CHANGE IMPACTS HANDEX

Morganville, New Jersey (April 13, 1995) -- Handex Environmental Recovery, Inc. (NASDAQ:HAND) today announced that recent changes in Florida's state-funded site rehabilitation program will require investment analysts' estimates for fiscal 1995 to be adjusted. The Company also said that it anticipates lower than expected revenues and earnings for the first quarter of fiscal 1995, primarily as a result of deferral of scheduled environmental remediation projects. The Company anticipates that this deferral of business may also adversely affect second quarter operations.

In late March, Florida Governor Lawton Chiles signed into law a bill revising the state's reimbursement program for environmental remediation projects, which will result in fewer sites qualifying for reimbursement. These changes will have an adverse impact on the Company's operations in Florida, where it has recently experienced significant growth. The Company's Chairman, Curtis Lee Smith, Jr., stated that while deferral of remediation projects is likely to adversely affect the Company's results for the first and second quarters, the changes in Florida's reimbursement program are likely to have a greater impact on the company's results of operations for the fiscal year.

Handex provides environmental remediation and educational services. The environmental companies provide comprehensive solutions to hydrocarbon contamination of groundwater and soil due to leaking underground storage tanks, petroleum distribution systems, and related contamination sources. These companies also offer 24-hour emergency response and have 19 locations in 14 states. The education and training companies operate computer training centers in California, Chicago, and New York, and franchise 72 additional centers in the United States and abroad. These centers provide software instruction in PC software applications, networking, operating systems, and client/server programming primarily to employer-sponsored enrollees.